

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

PE

PROCESSED 1-5-09

FEB 11 2009

THOMSON REUTERS



09001054

Received SEC

JAN 05 2009

Washington, DC 20549

January 5, 2009

Act 1934

Section

Rule 14d-11(c); (d) + (e)

Public Availability January 5, 2009

Via Facsimile 212-903-9100 and U.S. Mail

Scott I. Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105

Re: Proposed offer by Sierra Wireless France SAS for all Shares, ADSs and Convertible Bonds of Wavecom S.A.

Dear Mr. Sonnenblick:

We are responding to your letter dated January 5, 2009 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rules 14d-11(c) and 14d-11(d) under the Exchange Act. The exemption from Rules 14d-11(c) and (d) permits Parent and Purchaser to commence a subsequent offering period according to the timetable set by the AMF, as required under French law. We note that under French practice, the subsequent offering period typically begins within a few days after the AMF's publication of the timetable for such period.

- Rule 14d-11(e) under the Exchange Act. The exemption from Rule 14d-11(e) permits Parent and Purchaser to pay for securities tendered during the subsequent offering period within 12-18 French trading days after the expiration of that period, in accordance with French law and practice.

The foregoing exemptions are based solely on the representations and the facts presented in your letter of January 5, 2009 and the accompanying letter from French counsel of the same date, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Commission expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,



Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Linklaters

Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Telephone (+1) 212 903 9000
Facsimile (+1) 212 903 9100

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Securities Exchange Act of 1934
Rules 14d-11(c)-(d) and 14d-11(e)

January 5, 2009

Proposed Offer by Sierra Wireless France SAS for Shares, ADSs and Convertible Bonds of Wavecom S.A.

Ladies and Gentlemen:

We are writing on behalf of our client, Sierra Wireless, Inc., a Canadian corporation ("**Parent**"), and its indirect wholly-owned subsidiary, Sierra Wireless France SAS, a *société par actions simplifiée* organized under the laws of France ("**Purchaser**"). Purchaser is seeking to acquire for cash all outstanding ordinary shares, nominal value €1.00 ("**Wavecom Shares**"), of Wavecom S.A., a *société anonyme* organized under the laws of France ("**Wavecom**"), all Wavecom American Depositary Shares, each representing one Wavecom Share ("**Wavecom ADSs**") and all outstanding bonds convertible and/or exchangeable for newly issued or existing shares by option *(obligations à options de conversion et/ou d'échange en actions nouvelles ou existantes)* ("**Wavecom OCEANEs**") issued by Wavecom (Wavecom Shares, Wavecom ADSs and Wavecom OCEANEs are collectively referred to as "**Wavecom Securities**"), through concurrent offers (the "**Offers**") in France (the "**French Offer**") and the United States (the "**U.S. Offer**").

In the U.S. Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the U.S. Securities Exchange

Act of 1934, as amended (the "**Exchange Act**")) and all outstanding Wavecom ADSs, wherever held. In France, pursuant to the French Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by non-U.S. holders.

The Offers will be made on substantially similar terms. Completion of each of the Offers is subject to the same conditions. The terms and conditions of the Offers are described in greater detail below.

As previously discussed with members of the Staff (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**"), on behalf of Parent and Purchaser we hereby respectfully request exemptive relief from the provisions of the following Rules under, and subsection of, the Exchange Act:

- Rule 14d-11(e) (to permit payment for Wavecom Securities tendered during the subsequent offering period to be conducted in accordance with French law and practice); and
- Rule 14d-11(c) and Rule 14d-11(d) (to permit payment for Wavecom Securities tendered in the initial offering period to be conducted in accordance with French law and practice).

The information provided in this Letter with respect to Wavecom and Wavecom Securities has been obtained from Wavecom's Annual Report for the year ended December 31, 2007 filed on Form 20-F on April 8, 2008 (the "**Wavecom 20-F**") and the Form 6-K filed by Wavecom on October 22, 2008 (the "**Wavecom 6-K**").

1 Description of Companies

1.1 Wavecom

Wavecom was incorporated in 1993 as a *société anonyme* organized under the laws of France. Wavecom's headquarters' offices are located at 3 esplanade du Foncet, Issy-les-Moulineaux, France.

According to the Wavecom 20-F, Wavecom is a global technology company that develops, markets, and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive communications via wireless cellular network operators. Its wireless platforms are sold as wireless central processing units and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Wavecom also provides its customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products.

Wavecom is a reporting company under the Exchange Act and is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. Wavecom Shares are listed on Euronext *(Eurolist Compartiment B)* Paris ("**Euronext**"). Wavecom ADS are currently listed on the Nasdaq Global Market ("**Nasdaq**") under the symbol "WVCM." Wavecom OCEANEs are currently listed on Euronext Paris. According to the Wavecom 6-K, as of September 30, 2008, 15,820,442 Wavecom Shares were issued and outstanding. According to the Wavecom 20-F, as of March 31, 2008, there were 1,718,330 Wavecom ADSs outstanding and 2,571,884 Wavecom OCEANEs outstanding.

1.2 Purchaser and Sierra

Purchaser is a *société par actions simplifiée* organized under the laws of France with its business address at 1, rue Favart, 75002 Paris, France. Purchaser is an indirect wholly-owned subsidiary of

Sierra. Sierra's business address is 13811 Wireless Way, Richmond, British Columbia, V6V 3A4, Canada.

Sierra is a leader in the wireless modem industry, with approximately 530 employees and 2007 revenues of $439.9 million. Sierra offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification.

Sierra's ordinary shares are listed on the Toronto Stock Exchange under the symbol "SW" and on Nasdaq under the symbol "SWIR." Sierra files reports with the Commission pursuant to Section 13(a) of the Exchange Act.

2 Background to Request

2.1 The Cross-Border Rules

Effective in January 2000, the Commission adopted certain rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies (the "**Cross-Border Rules**"). The promulgating release (SEC Release Nos. 33-7759, 34-42054, 39-2378; International Series Release No. 1208) (the "**Cross-Border Release**") indicates that the purpose of granting these and other exemptions was to facilitate U.S. investor participation in these types of transactions. Additionally, in adopting the Cross-Border Release, the Commission stated that in cases where exemption would be unavailable, it would consider relief on a case-by-case basis as necessary to address direct conflicts between U.S. law and practice and those of the foreign jurisdiction.

2.2 The Cross-Border Amendments

In September 2008, the Commission adopted amendments (the "**Cross-Border Amendments**") to the Cross-Border Rules, which became effective December 8, 2008.[1] The Cross-Border Amendments, among other things, effectively eliminate the need for individual requests relating to certain areas where the "Tier II" exemptions under the Cross Border Rules have historically presented conflicts between U.S. and non-U.S. regulations. The Cross-Border Amendments have eliminated many of the conflicts between the French Offer and the U.S. Offer that would have arisen prior to the effective date of the Cross-Border Amendments. However, there remain several conflicts between French law and practice and the Rules of the Exchange Act, and accordingly, we are hereby requesting the exemptive relief summarized above and discussed further below.

3 Qualification for Tier II Relief

In conducting the Offers on the terms described in this letter, Purchaser is relying on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief ("**Tier II Relief**") from otherwise applicable rules to persons conducting a tender offer under certain conditions.

3.1 The Gemalto Offer

[1] SEC Release Nos. 33-8957 and 34-5897 (September 19, 2008).

On October 6, 2008, Gemalto S.A., a *société anonyme* organized under the laws of France (**"Gemalto"**), announced an unsolicited tender offer for the securities of Wavecom (the **"Gemalto Offer"**). The Gemalto Offer relied on the provisions of Rule 14d-1(d) for Tier II qualification.

In response to Sierra's announcement of the Offers on December 2, 2008, Gemalto issued a press release on December 3, 2008 announcing that it would inform the *Autorité des marches financiers* (the **"AMF"**), which provides a comprehensive scheme for the regulation of French tender offers and trading in French markets, of its intention to terminate its offer in accordance with the timetable of Article 232-11 of the *Règlement Général* (the **"General Regulations"**) of the AMF. On December 9, 2008, the AMF issued a notice (number 208C2202) stating that in accordance with Article 231-34 of the General Regulations, the AMF was extending the expiration date of the Gemalto Offer until at least the commencement of the French Offer. The Gemalto Offer will be open as of the time Purchaser commences the U.S. Offer.

3.2 Eligibility for Tier II Relief

In determining that the U.S. Offer qualifies for Tier II Relief, Purchaser notes the following:

- As required by Rule 14d-1(d)(ii), the Offers will be commenced during the pendency of a tender offer made by a prior bidder in reliance on Rule 14d-1(d) (in this case, the Gemalto Offer); and
- As required by Rule 14d-1(d)(iii), Purchaser will comply with all applicable U.S. tender offer laws and regulations, other than those for which an exemption exists under Tier II Relief and other than those for which Purchaser is granted relief in this Letter.

4 Description of the Offers

4.1 General

As described above, Purchaser has structured its proposed acquisition of Wavecom as two separate tender offers – the U.S. Offer and the French Offer. In the U.S. Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the Exchange Act) and all outstanding Wavecom ADSs, wherever held. In France, pursuant to the French Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by non-U.S. holders.

The U.S. Offer will comply with Regulation 14D and Regulation 14E of the Exchange Act, except to the extent permitted pursuant to the Tier II Relief and the relief requested in this Letter. Purchaser is electing to include the Wavecom OCEANEs as part of the Offers for the Wavecom Shares and Wavecom ADSs even though the Wavecom OCEANEs may be eligible to qualify for "Tier I" relief under Rule 14d-1.

The French Offer is subject to and is structured to comply with the rules and regulations of the AMF. In particular, the French Offer is subject to the General Regulations of the AMF. Pursuant to French law, the French Offer was initially filed with the AMF on behalf of Purchaser by its presenting investment bank, Lazard Frères Banque, which is also serving as a guaranteeing bank of the French Offer, on December 2, 2008.

The French Offer has been filed with the AMF, together with the draft tender offer prospectus for the French Offer *(projet de note d'information)*, which, as per AMF regulations, was published on the AMF's website, and the main terms of which have been published in *Les Echos*, a newspaper with nationwide circulation in France. The opening of the Offers is subject to the decision by the AMF to clear the French Offer *(décision de conformité)*, such clearance enclosing the formal approval *(visa)* by the AMF of the tender offer prospectus.

4.2 Terms of the Offers

On December 1, 2008, Sierra Wireless and Wavecom entered into an agreement (the "**Memorandum of Understanding**") whereby Sierra Wireless (or one of its direct or indirect subsidiaries) undertook to launch a public tender offer in France and a distinct offer in the United States, in order to acquire all of the outstanding Shares, ADSs and OCEANEs issued by Wavecom.

Under the terms of the Offers, Purchaser intends to offer:

- for each Wavecom Share validly tendered and not withdrawn, €8.50 in cash;
- for each Wavecom ADS validly tendered and not withdrawn, the U.S. dollar equivalent of €8.50 in cash; and
- for each Wavecom OCEANE validly tendered and not withdrawn, €31.93 plus unpaid accrued interest in cash.

The cash consideration to be paid to the tendering holders of Wavecom ADSs pursuant to the U.S. offer will be paid in U.S. dollars (after being converted at the U.S. dollar spot rate against the euro exchange rate on the day on which funds are received by the receiving agent or its custodian in France). The cash consideration to be paid to the tendering holders of Wavecom Shares and Wavecom OCEANEs pursuant to the U.S. Offer and French Offer will be paid in euros.

4.3 Purchaser's Rights to Withdraw the Offers

Under the General Regulations, a tender offer, once launched, may not be revoked by the offeror, except that an offeror may withdraw an offer:

(i) within five days during which the French stock exchanges are open for trading ("**French Trading Days**") following the date of the publication by the AMF of the timetable for a competing offer or for an improved offer *(surenchère)* by a competing bidder (any competing offer or improved offer by a competing bidder must be filed with the AMF no later than five French Trading Days before the expiration date of the initial offeror's tender offer); or

(ii) with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results *(avis de résultat définitif)* of the offer, the target adopts measures that modify the target's substance *(modifiant sa consistance)* or if the offer becomes irrelevant *(sans objet)* under French law.

Under the terms of the Offers, Purchaser will reserve the right to withdraw the Offers under either of these circumstances.

In the case of the French Offer, in the context of the withdrawal event referred to in (i) above, the AMF will, after the competing offer or improved offer by a competing bidder has been filed, announce that the previously announced expiration date for the French Offer will no longer apply and that a new expiration date will be announced upon publication of the timetable for the competing offer. If Purchaser does not withdraw the Offers, upon the AMF's announcement of the new expiration date for the French Offer, Purchaser will extend the U.S. Offer to close the same day as such new expiration date of the French Offer.

In the context of the withdrawal event referred to in (ii) above, the AMF retains the authority not to approve Purchaser's request to withdraw the French Offer.[2]

Under applicable French law and regulations, if, during the period of the Offers, a competing offer for Wavecom is approved by the AMF, any tenders of Wavecom Securities into the French Offer will be declared null and void by the AMF. In addition, if an improved offer by Purchaser or a competing bidder is approved by the AMF, tenders of Wavecom Securities into the French Offer may also be declared null and void by the AMF. In each of these events, if the French Offer remains outstanding, holders of Wavecom Securities that wish to tender those securities into the French Offer will be required to re-tender their Wavecom Securities.

4.4 Conditions to the Offers

Under applicable French law and regulation, an offeror is permitted to make the closing of an offer conditional on (i) the tender of a specified number of shares and (ii) the receipt of certain antitrust and competition law approvals, but is otherwise severely limited in its ability to condition its offer.

The Offers are conditioned upon there being validly tendered in accordance with the terms of the Offers and not withdrawn prior to the expiration of the Offers that number of Wavecom Shares (including Wavecom Shares represented by Wavecom ADSs) that represent at least 50% plus one voting right of Wavecom's voting rights as of the date of closing of the last of the Offers (the "**Minimum Tender Condition**").

For the purposes of determining whether the Minimum Tender Condition has been satisfied, the following will be taken into consideration:

- for the numerator: all the Wavecom Shares validly tendered to the Offers (including Wavecom Shares represented by Wavecom ADSs) as of the date of closing of the last of the two Offers; and
- for the denominator: all existing Wavecom Shares of Wavecom as of the date of closing of the last of the two Offers, including Wavecom Shares represented by Wavecom ADSs (less all of Wavecom's treasury shares).

Purchaser may waive or, upon the AMF's prior acceptance, reduce the Minimum Tender Condition at any time on or prior to the date that is five French Trading Days prior to the expiration date of the French Offer. Under applicable French law and regulations, a waiver of the Minimum Tender Condition is deemed to be an improved offer and may cause the AMF to extend the offer period. In this case, tenders of Wavecom Securities into the Offers may also be declared null and void by the AMF, in which case holders of Wavecom Securities that wish to tender those securities into the Offers will be

[2] The terms "*modifiant sa consistance*" and "*sans objet*" are subject to interpretation by the AMF. The term "*modifiant sa consistance*" is generally understood to refer to measures taken by a target company following a launch of a tender offer for its securities, such as the sale of material business segments, which result in a significant change in the target company's business operations. The term "*sans objet*" is generally understood to refer to an offer that becomes totally or partly irrelevant and loses totally or partly its purpose.

required to re-tender their Wavecom Securities. If the Minimum Tender Condition is satisfied, both Offers will be completed, and if is not satisfied, unless Purchaser has waived the Minimum Tender Condition (in which case it would waive the Minimum Tender Condition for both Offers), neither Offer will be completed. Accordingly, either both Offers will be consummated, or neither Offer will be consummated.

Neither Purchaser nor the holders of Wavecom Securities will know whether the Minimum Tender Condition has been satisfied until the results of the Offers are published by the AMF following the expiration of the Offers.

If the Minimum Tender Condition is not satisfied as of the expiration date of the Offers (unless Purchaser has waived the Minimum Tender Condition), the Offers will not be completed. If the Offers are not completed, the Wavecom Securities that have been tendered in the Offers will be returned to the tendering holders without interest or any other payment being due. This should occur within three French Trading Days following the announcement of the failure of the Offers.

4.5 Duration; Extension; Amendment

In general, the timetable and expiration date for the French Offer will be set by the AMF, and Purchaser may not extend the offer period of the French Offer.

Article 231-32 of the General Regulations provides that a tender offer opens following (i) the publication of the offeror's *note d'information* after clearance of the French Offer by the AMF and publication of certain information relating to Purchaser and target, in accordance with Article 231-28 of the General Regulations and (ii) the receipt of any relevant regulatory authorizations that are required prior to the opening of the offer. The AMF publishes the opening date, closing date and the results date of the offer. Article 231-31 of the General Regulations also provides that, in general, the timetable for the offer is determined based on the date of publication of the target prospectus (*note en réponse*). In general, the expiration date for the offer will be the date that is 25 French Trading Days after the opening of the offer and no later than 35 French Trading Days after the opening date of the offer. The target must file its prospectus with the AMF within twenty French Trading Days after the French Offer has been filed with the AMF (given that an independent expert has been appointed in connection with the Offers). The AMF then has five French Trading Days to grant its *visa* on the target prospectus, and the target must publish its prospectus on its website, as well as otherwise in an effective and integral manner, for example, in a French financial newspaper with nationwide circulation. The expiration date of an offer may also be suspended by the Premier President of the Paris Court of Appeals pending resolution of any ongoing litigation regarding the AMF's decisions concerning an offer and is generally voluntarily suspended by the AMF while the court is reviewing the matter.

The expiration date of the U.S. Offer will be greater than 20 U.S. business days from the date of commencement of the U.S. Offer.

Articles 232-5 *et seq.* of the General Regulations govern the amendment of existing offers. In order to be cleared by the AMF, a revised offer must provide for an offer price that is increased by at least 2% of the previous offer price, or for a waiver (or upon AMF prior approval, a reduction) of the Minimum Tender Condition. In accordance with Article 232-8 of the General Regulations, in the event that Purchaser so improves the terms of the Offers, the AMF may decide to, but is not obligated to, extend the offer period. The AMF has the sole authority over whether to extend the offer period in the French

Offer. If the AMF takes action to extend the offer period in the French Offer, Purchaser will extend the U.S. Offer such that the U.S. Offer will close the same day as the scheduled closing of the French Offer. Purchaser may not itself unilaterally extend the offer period.

4.6 Acceptance of Wavecom Securities; Exchange or Payment of Offer Consideration

In general, holders of Wavecom ADSs and U.S. holders of Wavecom Shares and Wavecom OCEANEs will accept the U.S. Offer by delivering to the U.S. receiving agent their Wavecom Securities (either by delivery of American depositary receipts or through book-entry transfer conducted through The Depository Trust Company, in the case of Wavecom ADSs, or through book-entry transfer conducted through Euroclear France, in the ease of Wavecom Shares and Wavecom OCEANEs), together with an executed letter of transmittal or form of acceptance, as appropriate, and other documents required by such letter or form, or by notifying the bank, broker or other nominee through which they hold Wavecom Securities with sufficient time for such nominee to complete the procedures described above by the U.S. Offer expiration date.

Wavecom's shareholders whose Wavecom Shares and/or Wavecom OCEANEs exist solely in pure registered form in the Wavecom shareholders register *(nominatif pur)* must ask for them to be converted into administered registered form *(nominatif administré)* or into bearer form *(au porteur)* in order to tender them in the U.S. Offer.

Purchaser expects "centralization" of the orders of holders of Wavecom Securities tendering to the French Offer to occur within five French Trading Days after the expiration of the French Offer. This centralization process consists of financial intermediaries forwarding to Euronext a list of holders of Wavecom Securities that have elected to tender in the French Offer, together with a description of the Wavecom Securities held by such persons. Euronext will then proceed to count the total number of Wavecom Securities tendered in the French Offer and the U.S. Offer so that the results may be known. Wavecom Securities will thus not be transferred to Euronext or to Purchaser until after the expiration of the Offers. As a result, a determination of whether the Minimum Tender Condition is satisfied will not be possible until after the expiration of the Offers.

Purchaser expects the AMF to publish the definitive results *(avis de résultat définitif)* of the Offers not later than (in principle) nine French Trading Days following the expiration date of the Offers. The AMF's publication of the definitive results of the Offers will disclose the total number of Wavecom Shares, including Wavecom Shares represented by Wavecom ADSs, and the corresponding percentage of share capital of Wavecom that has been validly tendered.

Following publication of the final offer results, if the Offers are successful, Purchaser will remit to the receiving agent funds sufficient for payment for Wavecom Securities tendered in the U.S. Offer. In turn, the receiving agent will deliver payment to tendering holders of Wavecom Securities tendered in the U.S. Offer.

In total, and in accordance with the General Regulations and customary French practice, Purchaser currently expects this settlement process to be completed within approximately 12 to 18 French Trading Days following the expiration date of the Offers. Accordingly, under French law and practice, a period of approximately two to three weeks is expected to elapse from the expiration of the Offers to completion of the payment of the offer consideration. During the period from the expiration of the

Offers to this final settlement date, tendering holders of Wavecom Securities will not be able to withdraw their Wavecom Securities.

As set forth above, if the Offers are not consummated (because the Minimum Tender Condition is not satisfied or the Offers are withdrawn), tendered Wavecom Securities will be returned to Wavecom security holders within three French Trading Days following the announcement of the withdrawal or lapse.

4.7 Subsequent Offering Period

In accordance with Article 232-4 of the General Regulations, the French Offer would be automatically reopened by the AMF no later than ten French Trading Days following publication of the definitive results if, as a result of the Offers, Purchaser acquires at least 50% plus one voting right of Wavecom's total voting rights as of the date of closing of the last of the two Offers. If the French Offer is reopened, the terms of the reopened offer will be identical to the terms of the Offers (except for the Minimum Tender Condition). In such case, the AMF will publish the timetable for the reopening of the Offer, which will last at least ten French Trading Days. Purchaser expects that the AMF would publish the reopened offer timetable and that the reopened offer would be opened prior to 9:00 a.m. New York City time on the next U.S. business day after the publication of the definitive results of the initial Offers (or shortly thereafter).

If the French Offer is reopened, Purchaser intends to provide a subsequent offering period in the U.S. Offer. Purchaser will issue a press release prior to 9:00 a.m. New York City time on the U.S. business day following the publication of the definitive results of the initial Offers announcing the reopening of the French Offer, announcing the effects of such reopening on the U.S. Offer and advising the then-remaining holders of Wavecom Securities eligible to participate in the U.S. Offer that they may tender their Wavecom Securities at any time until the expiration of the subsequent offering period. Purchaser will also announce and provide that any Wavecom Securities tendered during the subsequent offering period may be withdrawn at any time until the expiration of the subsequent offering period. The subsequent offering period for the U.S. Offer and the reopened French Offer, if any, will each expire concurrently.

Purchaser will accept any and all Wavecom Securities validly tendered during the subsequent offering period and not withdrawn prior to the expiration of the subsequent offering period. Delivery of the cash to be paid to tendering holders of Wavecom Securities in exchange for the Wavecom Securities tendered in the subsequent offering period will occur approximately 12 to 18 French Trading Days following the expiration of the subsequent offering period and will follow the same settlement procedures set forth above.

As with the initial offering period, under applicable French law and regulations, the AMF will set the expiration date for the subsequent offering period. While French law provides that any subsequent offering period must remain open for a minimum of at least ten French Trading Days, it does not establish a maximum for the subsequent offering period.

4.8 Withdrawal Rights

Holders of Wavecom Securities tendered during the initial offering period pursuant to the Offers may withdraw their Wavecom Securities at any time prior to the expiration of the initial offering period. If there is a subsequent offering period, holders of Wavecom Securities may withdraw their Wavecom Securities tendered during the subsequent offering period at any time prior to the expiration of such subsequent offering period. However, under the Offers, Wavecom Securities tendered during such periods may not be withdrawn between the applicable expiration date and the applicable settlement date. The settlements for Wavecom Securities tendered during the initial offering period and any subsequent offering period are expected to take up to 18 French Trading Days after the expiration of the applicable period.

4.9 Rule 14e-1(b) and SEC Releases Concerning Mandatory Extensions of the Offer Period

Pursuant to Commission policy, the minimum time period during which the Offer must remain open following material changes in its terms, other than a change in price or a change in percentage of Wavecom Securities sought, will depend on all the facts and circumstances, including the materiality of the changes. *See* SEC Release No. 34-23421 (July 11, 1986). The Commission has advised that a tender offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. *See* SEC Release No. 34-24296 (Apr. 3, 1987). If material changes are made with respect to the price or the percentage of securities sought, pursuant to Rule 14e-1(b), an offer is required to remain open for a minimum of ten business days from the change.

As discussed above, the AMF has the sole authority to determine whether or not to extend the offer period, and Purchaser may not itself extend the French Offer. However, Purchaser may request that the AMF, pursuant to Article 231-34 of the General Regulations (which allows the AMF to extend the closing date of an offer at any time during the period the offer is open), agree that the closing date of the French Offer will occur the same date as the closing of the U.S. Offer.

5 Discussion and Relief Requested

5.1 Rule 14d-11(e)

Rule 14d-11(e) requires that shares tendered during the subsequent offering period be immediately accepted and promptly paid for. The Cross-Border Amendments provide significant relief with respect to a Tier II offer, as amended Rule 14d-1(d) allows a bidder to "bundle" and pay for securities tendered in the subsequent offering period within 20 business days of the date of tender. However, the AMF, under applicable French law and regulations, sets the expiration date of a subsequent offering period, and there is the possibility that the AMF will set an expiration date of the subsequent offering period that will be longer than 20 business days from the date of the opening of the subsequent offering period. Further, as described above, under applicable French law and practice, the AMF must publish the definitive results of an offer (*avis de résultat définitif*) before the offeror may pay for securities tendered in a subsequent offering period. Accordingly, even if the AMF set the expiration date of a subsequent offer to a period of less than 20 business days from the opening of the subsequent offering period, the date on which the AMF publishes the definitive results of the offer, and consequently the date on which offeror may pay for securities tendered during the subsequent offering period, may occur greater than 20 business days from the date of the opening of the subsequent offering period. As described above, in the proposed Offers, Purchaser will accept all Wavecom Securities tendered during the subsequent offering period and will pay for such Wavecom Securities in accordance with French law and practice following the expiration of the subsequent offering period, rather than on the rolling basis required by Rule 14d-11(e).

Accordingly, on behalf of Purchaser, we respectfully request exemptive relief from the provisions of Rule 14d-11(e) to permit Purchaser to accept and pay for Wavecom Securities tendered during the subsequent offering period in accordance with French law and practice in the manner described in this Letter. We believe that this relief is consistent with the general exemption of Tier II Relief, which provides that "[p]ayment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Exchange Act Rule 14e-1(c)." Such relief is also consistent with the position taken by the Staff with respect to dual offer structures that did not qualify for Tier II Relief. *See Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney (Oct. 7, 2003) (hereafter, "Alcan/Pechiney No-Action Letter")*. We also note that unlike under the Exchange Act rules, *see* Rule 14d-7(a)(2), under French law, holders that tender Wavecom Securities into the Offers during the subsequent offering period may withdraw those securities at any time prior to the expiration of such offer period.

5.2 Rule 14d-11(c) and Rule 14d-11(d)

Tier II Relief provides under Rule 14d-1(d)(2)(v) that an offer will satisfy the announcement and prompt payment requirements of Rule 14d-11(d) if (i) the bidder announces the results of the tender offer, including the approximate number of securities deposited to date, and pays for tendered securities in accordance with the requirements of the home jurisdiction law or practice, and (ii) the subsequent offering period commences immediately following such announcement.

If the conditions for a subsequent offering period under French law and regulations have been met, Purchaser intends to announce a subsequent offering period at the same time as it announces the results of the Offers. However, because the AMF must establish and publish the timetable for the subsequent offering period and such subsequent offering period customarily begins within a few days after the AMF's publication of that timetable, there can be no assurance that the subsequent offering period will commence immediately following Purchaser's announcement of the results of the tender offer. Therefore, even if Purchaser complies with the requirements of French law and practice, there can be no assurance that all of the conditions to Rule 14d-1(d)(2)(v)'s exemptive relief will be met.

Accordingly, on behalf of Purchaser, we hereby respectfully request exemptive relief from the provisions of Rule 14d-11(c) and Rule 14d-11(d) to permit Purchaser to provide for a subsequent offering period in accordance with French law and practice in the manner set forth in this letter, notwithstanding that such compliance with French law and practice may not qualify Purchaser for the exemptive relief from the "announcement and prompt payment requirements" of Rule 14d-11(d) available under Rule 14d-1(d)(2)(v).

We also believe that such exemptive relief is consistent with relief previously granted. *See, e.g., Cash Tender Offer by International Business Machines Corporation for Ordinary Shares and ADSs of ILOG S.A. (October 9, 2008) (hereafter, "IBM/ILOG No-Action Letter"); Offer by Sanofi-Synthélabo for Ordinary Shares and ADSs of Aventis (June 10, 2004); Cash Tender Offer by Gemalto S.A. for all Shares, ADSs and Convertible Bonds of Wavecom S.A. (Nov. 7, 2008)*. We note that the Staff has permitted subsequent offering periods to be conducted in a similar manner in compliance with French law and practice in the context of transactions that did not qualify for Tier II Relief. *See, e.g., IBM/ILOG*

No-Action Letter, supra; Alcan/Pechiney No Action Letter, supra; Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset (September 12, 2002).

6 Conclusion

On behalf of Parent and Purchaser, we respectfully request that the Commission issue the exemptive relief as soon as practicable. If you require any further information or have any questions, please contact the undersigned at (212) 903-9292 or via email to scott.sonnenblick@linklaters.com, or Larry Vranka at (212) 903-9211 or via email to larry.vranka@linklaters.com.

Yours sincerely,



Scott I. Sonnenblick

cc: David G. McLennan
Jason Krause
(Sierra Wireless, Inc.)

Linklaters

Avocats à la Cour de Paris
Solicitors of the Supreme Court of England and Wales

Linklaters LLP
25 rue de Marignan
75008 Paris
Telephone (+33) 1 56 43 56 43
Facsimile (+33) 1 43 59 41 96
Palais J 030

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

January 5, 2009

Proposed Offer by Sierra Wireless France SAS for Shares, ADSs and Convertible Bonds of Wavecom S.A.

Ladies and Gentlemen:

We are acting as French counsel to Sierra Wireless France SAS, a *société par actions simplifiée* organized under the laws of France ("**Purchaser**") and an indirect wholly-owned subsidiary of Sierra Wireless, Inc., a Canadian corporation, in connection with its proposed offer (the "**Offer**") to acquire the common shares ("**Shares**") and bonds convertible and/or exchangeable for newly issued or existing Shares by option *(obligations à options de conversion et/ou d'échange en actions nouvelles ou existantes)* ("**OCEANEs**") of Wavecom S.A., a *société anonyme* organized under the laws of France ("**Wavecom**").

Purchaser is seeking to acquire for cash all outstanding Shares, nominal value €1.00, Wavecom American Depositary Shares and OCEANEs, through concurrent offers in France and the United States.

We have reviewed the no action letter dated January 5, 2009 prepared by Linklaters LLP on behalf of Purchaser and requesting relief from certain provisions of the United States Securities Exchange Act of 1934, as amended (the "**Letter**"). We believe the descriptions of the French public offer laws and regulations and the French public offer practices applicable to the Offer contained therein are fair, complete and accurate as regards the aspects of the Offer for which relief has been requested in the Letter.

The foregoing confirmation is limited to the description in the Letter of French public offer laws and regulations and French public offer practices. No confirmation or opinion shall be implied or inferred beyond that. We have only considered the French public offer laws, rules, procedures and practices. We have not provided advice as to, or analyzed, whether the relief requested in the Letter is appropriate, justified or complete.

This letter is provided solely for the benefit of the addressee in connection with the transactions contemplated by the Letter and may not be used or relied upon by any other person or for any other purpose.

Yours sincerely,



Pierre Tourres
Avocat à la Cour

END